

May 9, 2012

Gerald F. Sullivan
Chief Financial Officer
Sibling Entertainment Group Holdings, Inc.
1201 Peachtree St. NE
Bldg 400 Ste 200
Atlanta, GA 30361

>   **Re: Sibling Entertainment Group Holdings, Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed April 30, 2012**
>   **File No. 000-28311**
>
>   **Form 8-K as of March 24, 2012**
>   **Filed April 24, 2012**
>   **File No. 000-28311**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 39

1. It does not appear that your management has completed its assessment of disclosure controls and procedures reporting as of December 31, 2011. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Exhibits 31.1 and 31.2

2.   Further, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. However, it appears these certifications reference the design of disclosure controls and procedures, while you have provided only your assessment of internal control over financial reporting. Please revise the certifications to address the design and implementation of both internal control over financial reporting and disclosure controls and procedures.

Form 8-K Filed April 24, 2012

3. We note that you have requested that Rosenberg Rich Baker Berman & Company furnish you with a letter stating whether they agreed with the statements made in this Form 8-K. Item 3-04 of Regulation S-K requires this letter to be filed with the Commission within ten days after the filing of the report. Please amend your Form 8-K to include the required letter from your former auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Kuhn at 202-551-3308 for questions related to the 8-K comment. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief